Remy International, Inc
600 Corporation Drive • Pendleton, Indiana 46064 USA

February 10, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

Attention:	Lyn Shenk
Branch Chief

Re:	Remy International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed on February 27, 2013
Form 10-Q for the Quarter Ended September 30, 2013
Filed on October 29, 2013
File No. 001-13683
Response to Staff Comments

Dear Ms. Shenk:

Remy International, Inc. ("Remy" or "the Company") hereby submits the following responses to comments in the letter from the Commission's staff dated January 22, 2013. To assist your review, we have retyped the text of those comments below.

Form 10-Q for the Quarter Ended September 30, 2013

Management's Discussion and Analysis
Liquidity and capital resources
Cash flows
Cash flows – operating activities, page 35

Comment:

1.
We note the intended revised disclosure in your response to prior comment 5 in regard to the analysis of your operating cash flows. It appears to us that the analysis would be more meaningful if it focused on the factors that directly affected cash in regard to your operations rather than on the noncash factors that affected the variance

United States Securities and Exchange Commission
February 10, 2014

in net income. For example, the direct cash factors associated with reduced gross profit that contributed to reduced operating cash flows (i.e., the relationship between lower operating cash due to reduced sales on account leading to reduced collections of accounts receivables and lower expenditures for cost of sales correlating with lower sales activity; lower expenditures for inventory due to decreased sales levels, etc.), in combination with cash impacts associated with increased selling, general, and administrative expenses and decreased interest expense. Please consider providing your analysis on this basis and advise.

Response:

In addition to the historical table on page 35, beginning with our 2013 Form 10-K, we will include additional disclosure in the “Liquidity and capital resources” section to describe the direct cash flow factors impacting our cash flows from operating activities. For illustrative purposes, for the period ended September 30, 2013, such disclosure would be as follows:

Cash flows-Operating activities

Cash provided by operating activities was $15.3 million versus $39.0 million for the nine months ended September 30, 2013 and 2012, respectively. The primary drivers of the decrease of $23.7 million in operating cash flows are due to the decrease in operating income for the nine months ended September 30, 2013, compared to the same period of 2012.

A negative impact to our operating cash flows were lower cash collection from customers during the nine month period ended September 30, 2013 as compared to the nine month period ended September 30, 2012, due to lower net sales of $38.4 million in 2013 as discussed above. Furthermore, a $7.8 million decrease in cash flows from accounts receivable was driven primarily by the mix of sales in geographic regions with longer payment terms and collection timing from certain North American aftermarket customers subsequent to September 30, 2013. Lower expenditures for inventory replenishment of approximately $7.0 million in 2013 as a result of decreased sales levels were partially offset by the $10.2 million increase in cash outflows period over period to support our North American aftermarket customers and additional start-up of our new Wuhan, China facility.

Cash payments related to our incentive compensation plans were lower by $14.8 million during the nine month period ended September 30, 2013 as compared to the nine month period ended September 30, 2012. We made a one-time $7.0 million lump sum cash payment to our former President and Chief Executive Officer pursuant to the terms of a Transition, Noncompetition and Release Agreement during the nine months ended September 30, 2013.

Cash paid for interest for the nine month period ended September 30, 2013 was $16.4 million as compared to $20.6 million for the nine month period ended September 30, 2012, a decrease of $4.2 million in cash payments primarily due to the refinancing of the Amended and Restated Term B Loan Credit Agreement on March 5, 2013.

United States Securities and Exchange Commission
February 10, 2014

Cash paid for taxes for the nine month period ended September 30, 2013 was $6.0 million as compared to $10.0 million for the nine month period ended September 30, 2012, a decrease of $4.0 million in cash payments primarily due to lower income before tax and foreign tax payments based on lower cash flows from operations in 2013.

Further, Remy acknowledges that:

•	Remy is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Remy may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate receiving any further comments at the Staff’s earliest possible convenience. Please call me at (765) 778-6871 if you have any questions or require any further information with respect to these matters.

Sincerely,

By:	/s/ Fred Knechtel
Name:	Fred Knechtel
Title:	Senior Vice President, Chief Financial Officer and Corporate Treasurer

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